UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

Commission File Number 0-13814

The Cortland Savings and Banking 401(k) Plan
(Full title of the plan)

Cortland Bancorp INC
(Name of issuer of the securities held pursuant to the plan)

194 West Main Street
Cortland, Ohio 44410
(address of principal executive office)

REQUIRED INFORMATION

Financial Statements Provided

PACKER THOMAS
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
CORTLAND BANCORP

We have audited the accompanying statements of net assets available for benefits of the Cortland Savings and Banking 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cortland Savings and Banking 401(k) Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions, together referred to as "supplemental information" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Youngstown, Ohio
June 9, 2006

Packer Thomas

Packer Thomas

1000 Bank One Building • Youngstown, Ohio 44503-1513 • 330-744-4277 • 1-800-943-4278 • FAX: 330-744-1734
www.packerthomas.com • packerthomas@packerthomas.com

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
ASSETS		
Receivables		
Employees' contribution	$ -	$ 28,165
Employer's contribution	-	17,140
Accrued interest and dividends	**43,634**	48,480
Total receivables	**43,634**	93,785
Investments at fair value		
Cortland ER Stock Fund	$ **1,880,578**	$ 2,317,528
Mutual funds	**5,601,262**	5,133,307
Personal brokerage accounts	**1,163,008**	1,277,313
Loans to participants	**262,517**	266,625
Total investments	**8,907,365**	8,994,773
TOTAL ASSETS	$ **8,950,999**	$ 9,088,558
NET ASSETS AVAILABLE FOR BENEFITS	$ **8,950,999**	$ 9,088,558

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31, 2005	2004
ADDITIONS		
Contributions		
Employee	$ **334,668**	$ 330,744
Employer	**224,471**	214,692
	559,139	545,436
Investment income		
Net (depreciation) in the aggregate current value of investments	**(342,900)**	(380,053)
Interest and dividend income	**230,523**	209,535
	(112,377)	(170,518)
Total additions	**446,762**	374,918
DEDUCTIONS		
Distributions to participants	**578,961**	158,660
Administrative expense	**5,360**	5,516
Total deductions	**584,321**	164,176
NET (DEDUCTIONS) ADDITIONS	**(137,559)**	210,742
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	**9,088,558**	8,877,816
END OF YEAR	$ **8,950,999**	$ 9,088,558

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ACCOUNTING POLICIES

Basis of Presentation
The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.

Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol "CLDB") held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates market value.

Net Change in Aggregate Current Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate current value of investments for the year is reflected in the statement of changes in net assets available for benefits.

Payments of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Administrative Costs
The Company pays a portion of the administrative fees in addition to trustee fees.

NOTE 2 - DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, "the Company"). Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions
Participants may make salary deferral contributions at their discretion of up to 15% of annual compensation for 2005 and 2004. However, the participant's contributions may not exceed the dollar limit set by law, which for 2005 and 2004 were $14,000 and $13,000, respectively. The Company matches each participant's contributions up to a maximum of 5% of the participant's annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions for 2005 and 2004 were $4,000 and $3,000, respectively.

Participant-Directed Accounts
The participant's elective deferrals, Company contributions and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the current value of the participant's account.

NOTE 2 - DESCRIPTION OF PLAN (continued)

Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund
These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitizing assets changes their accounting characteristics to match mutual funds. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the market value of the fund.

Mutual Funds
These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab and ING Financial Services administer these accounts. All investments are directed by the participant.

Vesting
Participants are immediately vested in their salary deferral contribution, the Company's matching contribution, and any earnings or losses thereon.

Payment of Benefits
Upon termination of service with the Company, a participant may elect to receive a lump-sum amount equal to the value of his or her account, remain in the Plan and receive periodic payments for a specific number of years, or transfer the participant's balance to another qualified plan.

Loan Provisions
The Plan provides that participants can borrow funds against their account balances limited to the lesser of 50% of their vested account balance or $50,000.

NOTE 3 - INVESTMENTS

The following table presents the fair values of investments. Investments representing five percent or more of the Plan's net assets are separately identified.

	December 31, 2005	December 31, 2004
Cortland ER Stock Fund--excess of 5% in 2005 and 2004	**$ 1,880,578**	$ 2,317,528
Mutual Funds--excess of 5% in 2005 and 2004	**5,601,262**	5,133,307
Personal brokerage accounts--excess of 5% in 2005 and 2004	**1,163,008**	1,277,313
Participant loans	**262,517**	266,625
TOTAL INVESTMENTS AT FAIR VALUE	**$ 8,907,365**	$ 8,994,773

The Plan's investments, including investments bought and sold as well as held during the periods, appreciated (depreciated) as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004
Cortland ER Stock Fund	**$ (296,067)**	$ (379,817)
Mutual Funds	**126,549**	221,283
Personal brokerage accounts	**(173,382)**	(221,519)
NET (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	**$ (342,900)**	$ (380,053)

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

ING National Trust Company is the Trustee for the Plan except for the Personal Brokerage Accounts. Sky Trust replaced Charter One Bank, N.A. as Trustee of the Personal Brokerage Accounts effective December 1, 2004. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash.

There were no other related party or party-in-interest transactions during 2005 or 2004.

NOTE 6 - CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bankcorp common stock, the anticipated assets available for benefits in 2005 will be the result of the Company's future stock market performance, which is subject to various risk factors.

The market value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $2,686,973 and $3,304,297 at December 31, 2005 and 2004, respectively. The common stock is thinly traded. Thus, the market value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

The Cortland Savings and Banking 401(k) Plan

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477
Plan Number: 002
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CORTLAND ER STOCK FUND					
*	Cortland ER Stock Fund	Unitized Fund	132,857	Units	N/A	$ 1,880,578
	TOTAL CORTLAND ER STOCK FUND					1,880,578
	MUTUAL FUNDS					
*	AIM Global H Care Fund - Inv	Mutual Fund	2,117	Units	N/A	63,783
*	Baron Growth Fund	Mutual Fund	1,221	Units	N/A	55,444
*	Europacific Growth Fund (R2)	Mutual Fund	7,082	Units	N/A	286,118
*	Fidelity Advisor Mid Cap Fund	Mutual Fund	6,444	Units	N/A	156,384
*	Franklin Balance Sheet Investment Fund A	Mutual Fund	497	Units	N/A	30,666
*	ING Aeltus Money Market Fund A	Mutual Fund	181,266	Units	N/A	181,266
*	ING Equity Income Fund A	Mutual Fund	613	Units	N/A	6,400
*	ING Fixed Account	Mutual Fund	2,069,932	Units	N/A	2,069,932
*	ING Global Science and Technology Fund A	Mutual Fund	48,818	Units	N/A	204,545
*	ING GNMA Income Fund A	Mutual Fund	18,451	Units	N/A	155,354
*	ING Index Plus Large Cap Fund A	Mutual Fund	12,507	Units	N/A	199,111
*	ING Index Plus Mid Cap Fund A	Mutual Fund	2,667	Units	N/A	45,358
*	ING Index Plus Small Cap Fund A	Mutual Fund	2,598	Units	N/A	45,487
*	ING Intermediate Bond Fund A	Mutual Fund	8,546	Units	N/A	88,026
*	ING Oppenheimer Global Portfolio (Adv)	Mutual Fund	2,427	Units	N/A	33,609
*	ING T. Rowe Price Growth Equity Portfolio	Mutual Fund	1,136	Units	N/A	58,940
*	ING Strategic Allocation Balance Fund A	Mutual Fund	759	Units	N/A	8,928
*	ING Strategic Allocation Group Fund A	Mutual Fund	1,041	Units	N/A	12,532
*	ING Strategic Allocation Income Fund A	Mutual Fund	2,279	Units	N/A	23,676
*	Lord Abbett Mid Cap Value Fund	Mutual Fund	1,952	Units	N/A	43,736
*	Lord Abbett Small Cap Value Fund	Mutual Fund	3,260	Units	N/A	92,021
*	Massachusetts Investors Growth Stk.	Mutual Fund	49,844	Units	N/A	640,000
*	New Perspective Fund (R2)	Mutual Fund	3,100	Units	N/A	87,367
*	Pioneer Equity Income Fund A	Mutual Fund	7,082	Units	N/A	203,664
*	The Growth Fund of America (R2)	Mutual Fund	23,125	Units	N/A	700,216
*	The Income Fund of America (R2)	Mutual Fund	6,039	Units	N/A	108,699
	TOTAL MUTUAL FUNDS					5,601,262

N/A Cost information is not required, as all investments are participant directed.

* Denotes party-in-interest transaction as the investment is managed by ING.

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)

EIN: 34-0165477
Plan Number: 002
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	PERSONAL BROKERAGE ACCOUNT				
	Charles Schwab Personal Brokerage Account	Brokerage Account	N/A	N/A	1,160,395
	ING Ultimate Account	Self-Directed Account	N/A	N/A	2,613
	TOTAL PERSONAL BROKERAGE ACCOUNT				1,163,008
	LOANS TO PARTICIPANTS				
*	Participant Loans	5.00% to 10.50%		-	262,517
	TOTAL LOANS TO PARTICIPANTS				262,517
	TOTAL INVESTMENTS				$ 8,907,365

The Cortland Savings and Banking 401(k) Plan

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN: 34-0165477

Plan Number: 002

Year ended December 31, 2005

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss

There were no category (i), (ii), (iii) or (iv) reportable transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking Co. 401(k) Plan
(Name of Plan)

Date 6/27/06

Signature

Stephen A. Telego Sr. SVP
Print name and Title of Signing Official

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The Cortland Savings and Banking 401(k) Plan (the "Plan") of Cortland Bancorp of our report dated June 9, 2006, with respect to the financial statements and schedules of the Plan included in this Annual Report on Form 11-K for the year ended December 31, 2005.

Youngstown, Ohio
June 26, 2006

Packer Thomas

Packer Thomas